EXHIBIT 16.1

                               POWER KIOSKS, INC.
                               181 Whitehall Drive
                        Markham, Ontario, Canada L3R 9T1



May 1, 2000


Dorra Shaw & Dugan
270 South County Road
Palm Beach, FL 33480


Re:  Letter  on change of  certifying  accountant  pursuant  to  Regulation  SK,
     Section 304(a)(3)

To Whom It May Concern:

         We have received a resolution passed by the Board of Directors on May 1, 2000, stating that pursuant to the share exchange agreement entered into on February 23, 2000, the Company would be utilizing the auditors of the subsidiary as the auditor of the consolidated entity.

         Enclosed is a copy of the Form 8K which will be filed this day with the SEC. Pursuant to Regulation SK, Section 304(a)(3) we herewith request that your firm furnish us with a letter, addressed to the SEC, stating whether your firm agrees with the statements made in the disclosure set out as Item 4(a) in the Form 8K and, if not, stating the respects in which your firm does not agree.

         Please provide this letter as promptly as possible so that we can file the letter with the SEC within ten (10) business days from today.

         Your firm may provide us with an interim letter highlighting specific areas of concern and indicating a subsequent, more detailed letter will be forthcoming within the ten (10) business days noted above.

         We look forward to your timely response to this request.

                                                     Very truly yours,

                                                     /s/ Terry Cooke
                                                     --------------------------
                                                     Terry Cooke,  President